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                 September 4, 2020

       Rodney C. Keller, Jr.
       President and Chief Executive Officer
       AYRO, Inc.
       900 E. Old Settlers Boulevard, Suite 100
       Round Rock, Texas 78664

                                                        Re: AYRO, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 2,
2020
                                                            File No. 333-248543

       Dear Mr. Keller:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology